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Prospectus Supplement to Prospectus, dated June 18, 2003

$1,343,121,000

SLM Private Credit Student Loan Trust 2003-B

Issuer

SLM Education Credit Funding LLC

Depositor

Sallie Mae Servicing L.P.

Servicer

Student Loan-Backed Notes

        On June 27, 2003, the trust will issue:

Class A Notes
	Class A-1 Notes	Class A-2 Notes	Class A-3 Notes	Class A-4 Notes	Class B Notes	Class C Notes
Principal	$580,000,000	$440,506,000	$109,000,000	$109,000,000	$43,871,000	$60,744,000
Interest Rate	3-month LIBOR plus 0.10%	3-month LIBOR plus 0.40%	Auction	Auction	3-month LIBOR plus 0.70%	3-month LIBOR plus 1.60%
Maturity	September 15, 2017	March 15, 2022	March 15, 2033	March 15, 2033	March 15, 2033	March 15, 2033

The trust will make payments primarily from collections on a pool of private credit student loans. Private credit student loans are education loans to students or parents of students that are not guaranteed or reinsured under the Federal Family Education Loan Program or any other federal student loan program.

Credit enhancement will include overcollateralization, cash on deposit in a reserve account and, for the class A notes, the subordination of the class B and class C notes and, for the class B notes, the subordination of the class C notes, as described in this prospectus supplement. The trust will also enter into one or more basis swaps and an interest rate cap and will make a deposit into a cash capitalization account, which will be available for a limited period of time.

We are offering the notes through the underwriters at the prices shown below, when and if issued. We have applied for a listing of the floating rate notes on the Luxembourg Stock Exchange.

You should consider carefully the risk factors beginning on page S-22 of this supplement and on page 20 of the prospectus.

The notes are asset-backed securities issued by a trust. The notes are obligations of the trust only. They are not obligations of SLM Corporation, SLM Education Credit Management Corporation, the depositor, the servicer or any of their affiliates.

The notes are not guaranteed or insured by the United States or any governmental agency.

	Price to Public	Underwriting Discount	Proceeds to the Depositor
Per Class A-1 Note	100.00000%	0.30%	99.70000%
Per Class A-2 Note	100.00000%	0.40%	99.60000%
Per Class A-3 Note	100.00000%	0.25%	99.75000%
Per Class A-4 Note	100.00000%	0.25%	99.75000%
Per Class B Note	100.00000%	0.50%	99.50000%
Per Class C Note	99.47476%	0.75%	98.72476%

We expect the proceeds to the depositor to be $1,338,079,989 before deducting expenses payable by the depositor estimated to be $1,229,666.

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this supplement or the prospectus is accurate or complete. Any contrary representation is a criminal offense.

Joint Book-Runners
Citigroup
Deutsche Bank Securities
Merrill Lynch & Co.

June 18, 2003

Purpose of this Filing

        SLM Funding LLC, as the Registrant for the Trust, is filing this Prospectus Supplement on behalf of the Trust, solely to obtain a Central Index Key number and access codes for the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system for the Trust. The original Prospectus Supplement for the Trust's securities was filed with the Commission on June 24, 2003 and can be found at Link to http://www.sec.gov/Archives/edgar/data/1179550/000092838503001902/d424b5.htm. The orginal Prospectus Supplement, as amended, is incorporated herein by reference.

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Purpose of this Filing